ROLLING THUNDER EXPLORATION LTD.

(THE “CORPORATION”)

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

AND TERMS OF REFERENCE

General

 The purpose of this document is to establish the charter and terms of reference of the Governance and Nominating Committee (the Corporation).

Structure and Authority

The Committee shall be comprised of a minimum of three (3) members of the Board, one of whom should be the non-executive Chairman of the Corporation. The board shall elect annually from its members three independent directors to serve on the committee. Of those three, two members shall be resident in Canada.  Each member of the Committee shall serve during the pleasure of the Board and, in any event, only so long as that person shall be a Director.

The Board may fill vacancies in the Committee by election of qualifying Directors from among their number.

The Board may remove a member of the Committee from time to time in its sole discretion by resolution of the Board.

Each member shall have, to the satisfaction of the Board, sufficient skills and/or experience which are relevant to the contribution in carrying out the mandate of the Committee.

The Committee shall have the sole authority to retain and terminate any advisors (legal, accounting or otherwise) to be used to assist in carrying out the Committee’s duties and responsibilities and shall have the sole authority to approve the consultant’s fees and other retention items.

The Committee shall have the power to appoint its chairman, who must be a resident of Canada.

Any member of the Committee may call a meeting of the Committee upon not less than 48 hours’ notice to the other members of the Committee.

The Committee shall meet at least twice per year.

A quorum for meetings of the Committee shall be a majority of its members.

The rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board or as otherwise provided in the by-laws of the Corporation.

Except as set forth herein, the Committee may determine its own rules of procedure.

The Committee shall have all power and authority necessary or desirable to fully and effectively discharge its mandate hereunder and, in that connection and without limitation, the Committee may:

(1)

investigate any corporate activity, in any area, that the Committee considers necessary or advisable, and, for such purposes and the performance of its other responsibilities, the Committee shall have unrestricted access to personnel and records of the Corportion and advisors to the Corporation;

(2)

make any recommendation to the Board, as it considers necessary advisable, in respect of matters within its mandate, provided however that where the Committee intends to make any such recommendation, the recommendation shall first be presented to the Chairman of the Board before being communicated to the Board, unless the Committee concludes that such action would not be in the best interest of the Corporation and/or the shareholders of the Corporation; and

(3)

engage and obtain the advice of outside advisors if necessary to properly discharge its functions, duties and responsibilities, including search firms to identify candidates for Director, and to approve the terms of such retainers.

1.

Duties and Responsibilities

In the discharge of its mandate, the Committee shall:

Corporate Governance

(1)

develop the Corporation’s approach to corporate governance issues;

(2)

annually, review the mandate of the Board and the fulfilment of such mandate;

(3)

review and make recommendations in respect of reports prepared by management required or recommended on corporate governance (e.g. public reports to meet securities regulatory authorities’ requirements);

(4)

receive and review management reports on corporate governance developments relevant to the Corporation;

(5)

annually, review the frequency and timing of Board and committee meetings and the quality, timeliness and sufficiency of information provided to the Board by management;

(6)

at least annually, appraise the standards of corporate governance of the Corporation and the Corporation in comparison to the “best practices” of peer issuers and make recommendations with respect to the further development of the standards in such respect;

(7)

review and make recommendations as to the institution and maintenance of effective working relationships: between independent directors and management; for the full and effective communication of information to the Board and its committees; and for the effective operation of the Board independent of management;

(8)

as required, review concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, thereby ensuring the Board can operate independently of management and effectively as a group;

(9)

annually, assess the size, structure and composition of the Board taking into consideration the current strengths, skills and experience on the Board, current time demands on directors, proposed retirements, and the requirements and strategic direction of the Corporation, including what competencies and skills the Board, as a whole, should possess and make its recommendations to the Board;

Board Member and Chairman Director Evaluation

(10)

annually, in conjunction with the Chairman of the Board, assess individual director performance and the evaluation of the performance of the Board as a whole, including their processes and effectiveness;

(11)

annually, evaluate the performance of the Chairman of the Board;

Board Education

(12)

monitor changes to applicable laws, regulations, rules and industry practices in regard to corporate governance and ensure that the Board is kept informed of relevant aspects thereof;

(13)

Ensure the provision of appropriate orientation for new directors and availability of continuing education programs for all directors.

 Conflicts of Interest and Insider Trading

(14)

periodically, review and make recommendations as to policies and procedures implemented by the Corporation in respect of conflict of interest, insider trading and corporate ethics;

(15)

consider, and if deemed appropriate approve any waiver of the Code of Business Conduct and Ethics.

Director and Officer Insurance

(16)

periodically, review and make recommendations as to the adequacy and appropriateness of insurance and indemnifications for the benefit of directors and officers of the Corporation;

Board Nominations

(17)

recruit, consider and, if advisable, make recommendations to the Board on candidates for nomination or appointment to the Board; and

Other Duties and Responsibilities

(18)

annually, assess and make recommendations as to the size, structure and composition (including independence and other qualifications) of each of the committees of the Board including recommending changes to the addition or elimination of committees of the Board and as to the composition (including the chair) thereof.

The responsibilities, practices and duties of the Committee outlined herein are not intended to be comprehensive. The Board may, from time to time, charge the Committee with the responsibility of reviewing other items of a corporate governance, disclosure, and compensation nature.

The Committee shall report on a regular basis to the Board all decisions taken in exercising the powers conferred herein and the results of reviews undertaken and any associated recommendations.

The Committee shall annually review the adequacy of this Charter and Terms of Reference and recommend any proposed changes to the Board for approval.

APPROVED BY THE BOARD ●, 2006